                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             _____________________


                                   FORM 11-K

                             _____________________


(Mark One)

                 [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended June 30, 1996


                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ________ to ________

Commission file number 1-3863

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Harris Corporation Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Harris Corporation
                                  1025 W. NASA Blvd.
                                  Melbourne, Florida 32919

                               HARRIS CORPORATION
                                 RETIREMENT PLAN

                              Financial Statements

                                  June 30, 1996

HARRIS CORPORATION RETIREMENT PLAN

Table of Contents

June 30, 1996                                                               PAGE
--------------------------------------------------------------------------------





INDEPENDENT AUDITOR'S REPORT                                                  1


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits                         2-5

    Statement of Changes in Net Assets Available for Benefits               6-7

    Notes to Financial Statements                                          8-12







--------------------------------------------------------------------------------

[BRAY, BECK & KOETTER LETTERHEAD]




                          INDEPENDENT AUDITOR'S REPORT



Investment Committee
Harris Corporation Retirement Plan
Melbourne, Florida


We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the "Plan") as of June 30, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in its net assets available for benefits for the year ended June 30, 1996, in conformity with generally accepted accounting principles.



                                        /s/ Bray, Beck & Koetter



Melbourne, Florida
October 3, 1996








                                                                               1
--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 1996 and 1995
--------------------------------------------------------------------------------



                                                                  June 30, 1996
                                       ----------------------------------------------------------------
                                                                             Money           Equity
                                         Balanced        Short-Term          Market          Income
                                           Fund          Bond Fund            Fund            Fund
                                       -------------  ---------------  ----------------  --------------


ASSETS

INVESTMENTS (NOTE 3):
    Plan interest in Harris
      Corporation Master Trust         $736,649,161     $ 99,748,323     $    494,442     $248,831,079
    Participant loans                          --               --               --               --
                                       ------------     ------------     ------------     ------------

      Total investments                 736,649,161       99,748,323          494,442      248,831,079

RECEIVABLES:
    Contribution receivable from
      Harris Corporation                 23,214,104             --               --               --
    Contributions receivable from
      participants                          553,478             --               --               --
    Accrued interest and dividends        3,736,081        1,077,475           63,063          964,451
    Securities sold                       6,237,577             --               --            270,811
                                       ------------      -----------       ----------      -----------

      Total receivables                  33,741,240        1,077,475           63,063        1,235,262

CASH AND CASH EQUIVALENTS
    (NOTE 2)                              8,453,776        1,100,595       13,706,671       23,777,377
                                       ------------      -----------       ----------      -----------

      Total assets                      778,844,177      101,926,393       14,264,176      273,843,718


LIABILITIES

Accrued expenses                             64,792             --               --               --
Securities purchased                      9,768,804        1,479,759             --          1,822,173
                                       ------------     ------------     ------------     ------------

      Total liabilities                   9,833,596        1,479,759             --          1,822,173
                                       ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS      $769,010,581     $100,446,634     $ 14,264,176     $272,021,545
                                       ============     ============     ============     ============




See accompanying notes to financial statements.                                2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------
     Equity            Stable                                Harris
     Index             Value              Growth           Corporation            Loan
     Fund              Fund                Fund            Stock Fund             Fund             Total
--------------     --------------     --------------      -------------     --------------     ---------------




$  140,830,363     $  190,471,822     $  129,102,909      $  12,950,548      $         --      $1,559,078,647
          --                 --                 --                 --           33,790,689         33,790,689
--------------     --------------     --------------      -------------      -------------     --------------

   140,830,363        190,471,822        129,102,909         12,950,548         33,790,689      1,592,869,336



          --                 --                 --                 --                 --           23,214,104

          --                 --                 --                 --                 --              553,478
       212,987          1,017,040             65,872              2,066               --            7,139,035
        12,066               --              152,371               --                 --            6,672,825
--------------     --------------     --------------      -------------      -------------     --------------

       225,053          1,017,040            218,243              2,066               --           37,579,442


     4,431,651            824,616          1,652,527            310,248               --           54,257,461
--------------     --------------     --------------      -------------      -------------     --------------

   145,487,067        192,313,478        130,973,679         13,262,862         33,790,689      1,684,706,239




       217,912               --                 --                 --                 --              282,704
          --                 --              251,528               --                 --           13,322,264
--------------     --------------     --------------     --------------     --------------     --------------

       217,912               --              251,528               --                 --           13,604,968
--------------     --------------     --------------     --------------     --------------     --------------

$  145,269,155     $  192,313,478     $  130,722,151     $   13,262,862     $   33,790,689     $1,671,101,271
==============     ==============     ==============     ==============     ==============     ==============




Continued                                                                      3
--------------------------------------------------------------------------------

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 1996 and 1995
--------------------------------------------------------------------------------



                                                                         June 30, 1995
                                               ---------------------------------------------------------------
                                                                                   Money           Equity
                                                Balanced        Short-Term         Market          Income
                                                Fund            Bond Fund          Fund            Fund
                                               ------------    ------------     ------------     -------------

ASSETS

INVESTMENTS (NOTE 3):
    Plan interest in Harris Corporation
      Master Trust                             $634,709,144    $111,001,992     $ 11,315,046     $189,831,622
    Participant loans                                  -               -                -                -
                                               ------------    ------------     ------------     ------------

      Total investments                         634,709,144     111,001,992       11,315,046      189,831,622

RECEIVABLES:
    Contribution receivable from
      Harris Corporation                         22,074,992            -                -                -
    Contributions receivable from
      participants                                  560,391            -                -                -
    Accrued interest and dividends                3,836,450       1,316,549           58,704             -
    Securities sold                                    -               -                -                -
                                               ------------    ------------     ------------     ------------

      Total receivables                          26,471,833       1,316,549           58,704             -

CASH AND CASH EQUIVALENTS
    (NOTE 2)                                     38,424,672         511,513        2,572,691              545
                                               ------------    ------------     ------------     ------------

      Total assets                              699,605,649     112,830,054       13,946,441      189,832,167



LIABILITIES

Accrued expenses                                    283,423            -                -                -
Securities purchased                             10,005,953       2,773,070             -                -
                                               ------------    ------------     ------------     ------------

      Total liabilities                          10,289,376       2,773,070             -                -
                                               ------------    ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS              $689,316,273    $110,056,984     $ 13,946,441     $189,832,167
                                               ============    ============     ============     ============





See accompanying notes to financial statements.                                4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



  --------------------------------------------------------------------------------------------------------
      Equity            Stable                              Harris
      Index             Value            Growth           Corporation         Loan
      Fund              Fund              Fund            Stock Fund          Fund               Total
  --------------------------------------------------------------------------------------------------------






   $ 89,718,568      $208,751,581      $ 85,857,003      $  6,618,388$            -         $1,337,803,344
           -                 -                 -                 -          37,593,676          37,593,676
  -------------     -------------     -------------      ------------     ------------      --------------

     89,718,568       208,751,581        85,857,003         6,618,388       37,593,676       1,375,397,020





           -                 -                 -                 -                -             22,074,992

           -                 -                 -                 -                -                560,391
        115,082         1,108,370               302               567             -              6,436,024
           -               76,919              -                 -                -                 76,919
  -------------     -------------     -------------      ------------     ------------      --------------

        115,082         1,185,289               302               567             -             29,148,326


      1,109,038        10,366,715              -              344,809             -             53,329,983
  -------------     -------------     -------------      ------------     ------------      --------------

     90,942,688       220,303,585        85,857,305         6,963,764       37,593,676       1,457,875,329





        111,447              -                 -                 -                -                394,870
           -                 -                 -                 -                -             12,779,023
  -------------     -------------     -------------      ------------     ------------      --------------

        111,447              -                 -                 -                -             13,173,893
  -------------     -------------     -------------      ------------     ------------      --------------

  $  90,831,241     $ 220,303,585     $  85,857,305      $  6,963,764     $ 37,593,676      $1,444,701,436
  =============     =============     =============      ============     ============      ==============






                                                                               5
--------------------------------------------------------------------------------

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 1996
--------------------------------------------------------------------------------



                                                                                                   Money              Equity
                                                            Balanced           Short-Term          Market             Income
                                                              Fund              Bond Fund          Fund                Fund
                                                          -------------      -------------      -------------     -------------

INCREASES:
    Plan interest in Harris Corporation
      Master Trust investment income                      $  98,870,199      $   5,747,339      $     775,123     $  50,128,356
    Interest income                                                --                 --                 --                --
    Cash contributions from Harris
      Corporation under profit-
      sharing program                                        23,214,104               --                 --                --
    Cash contributions under deferred income program:
         From Harris Corporation                              5,340,849          2,627,696            391,801         5,388,247
         From plan participants                              12,490,121          3,374,305            848,984         9,633,158
    Transfers from other trustees                             3,131,172              4,048              9,820           242,807
                                                          -------------      -------------      -------------     -------------

                                                            143,046,445         11,753,388          2,025,728        65,392,568

NET PARTICIPANTS' TRANSFERS
    BETWEEN FUNDS                                           (26,909,957)       (14,427,154)         1,592,225        27,582,608

DECREASES:
    Benefits paid directly to
      participants                                           34,074,829          6,662,488          3,258,949        10,721,299
    Administrative expenses                                   2,367,351            274,096             41,269            64,499
                                                          -------------      -------------      -------------     -------------

                                                             36,442,180          6,936,584          3,300,218        10,785,798
                                                          -------------      -------------      -------------     -------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS                            79,694,308         (9,610,350)           317,735        82,189,378

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                       689,316,273        110,056,984         13,946,441       189,832,167
                                                          -------------      -------------      -------------     -------------

    END OF YEAR                                           $ 769,010,581      $ 100,446,634      $  14,264,176     $ 272,021,545
                                                          =============      =============      =============     =============







See accompanying notes to financial statements.                                6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



      Equity            Stable                             Harris
      Index             Value             Growth          Corporation          Loan
      Fund              Fund               Fund           Stock Fund           Fund            Total
   ------------      ------------      ------------      ------------     ------------      --------------



  $  26,031,912     $  12,999,732      $ 20,375,793     $   1,938,825     $       -       $    216,867,279
           -                 -                 -                 -           2,651,510           2,651,510


           -                 -                 -                 -                -             23,214,104


      3,225,090         3,440,753         3,564,013         2,644,464             -             26,622,913
      5,853,235         5,234,795         7,508,692         1,752,221             -             46,695,511
        107,529            95,524           194,650                -           129,623           3,915,173
   ------------      ------------      ------------      ------------     ------------      --------------

     35,217,766        21,770,804        31,643,148         6,335,510        2,781,133         319,966,490


     24,830,574       (27,914,043)       18,467,237           409,823       (3,631,313)               -



      5,527,545        21,579,300         5,124,111           446,187        2,952,807          90,347,515
          82,881          267,568           121,428                48                -           3,219,140
   ------------      ------------      ------------      ------------     ------------      --------------

      5,610,426        21,846,868         5,245,539           446,235        2,952,807          93,566,655
   ------------      ------------      ------------      ------------     ------------      --------------


     54,437,914       (27,990,107)       44,864,846         6,299,098       (3,802,987)        226,399,835


     90,831,241       220,303,585        85,857,305         6,963,764       37,593,676       1,444,701,436
   ------------      ------------      ------------      ------------     ------------      --------------

   $145,269,155      $192,313,478      $130,722,151      $ 13,262,862     $ 33,790,689      $1,671,101,271
   ============      ============      ============      ============     ============      ==============







                                                                               7
--------------------------------------------------------------------------------

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



1.    DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

      The Harris Corporation Retirement Plan includes substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement or a defined benefit plan.

      The Harris Corporation Retirement Plan and the Harris Corporation Union Retirement Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation's annual contribution to the Balanced Fund under the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

      Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

      The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plans. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401(k) plan contributions.

      A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

      A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation.




                                                                               8
--------------------------------------------------------------------------------

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



1.    DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      In the event of termination of the Plan, the net assets of the Plan are to be converted into cash and distributed in a lump sum to each participant or beneficiary of a deceased participant based upon their beneficial interest in the Plans, net of any participant loans outstanding.

      Upon enrollment into the Plan, a participant may direct employer and employee contributions in any of eight investment options. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made once every month; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

      The accounting records of the Plan are maintained on the accrual basis.

      The fair value of the Plan's interest in the Harris Corporation Master Trust (the "Master Trust") is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used when available, to value investments in the Master Trust. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

      The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

      Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Master Trust. In both fiscal 1996 and 1995, Harris Corporation elected to pay administrative expenses such as legal fees, tax counsel and accounting fees. Trustee, investment manager fees and certain administrative expenses were paid by the Plan.


2.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

      The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.


                                                                               9
--------------------------------------------------------------------------------

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



2.    TRANSACTIONS WITH PARTIES-IN-INTEREST, CONTINUED

      Included in cash and cash equivalents at June 30, 1996 and 1995 are 31,669,199 and 46,345,599, shares respectively, of BT Pyramid Directed Account Cash Fund, with a fair value of $31,669,199 and $46,345,599. Investments of the Master Trust include 48,102 shares of Bankers Trust Small Capitalization Fund with a fair value of $27,568,416 at June 30, 1996.

      At June 30, 1996 and 1995, 222,053 and 132,223 shares, respectively, of Harris Corporation common stock were included in investments of the Harris Corporation Master Trust.


3.    INTEREST IN HARRIS CORPORATION MASTER TRUST

      The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Union Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company (Trustee). At June 30, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 97.33% and 97.69%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

      Investments of the Master Trust are as follows:

                                                                                 1996                1995
                                                                          ---------------     ----------------
      Fair value as determined by quoted market prices:
        U.S. government securities                                         $  238,229,856      $  256,477,882
        Corporate debt securities                                             128,320,993         118,257,194
        Foreign debt securities                                                17,869,790                -
        Corporate equity securities                                           702,688,555         295,431,424
        Provident Endeavor Growth Fund                                               -             87,249,847
        T. Rowe Price Equity Income Fund                                             -            193,232,584
        Wells Fargo Bank Index Fund                                           174,934,990         178,768,644
        Putnam New Opportunities Fund                                         114,490,640                -
                                                                           --------------      --------------

                                                                            1,376,534,824       1,129,417,575

      Fair value as determined by investee company:
        J.P. Morgan Real Estate Fund                                           29,203,028          26,304,218

      Contract value:
        Unallocated insurance contracts                                       196,103,471         213,703,017
                                                                           --------------      --------------

                                                                           $1,601,841,323      $1,369,424,810
                                                                           ==============      ==============







                                                                              10
--------------------------------------------------------------------------------

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



3.    INTEREST IN HARRIS CORPORATION MASTER TRUST, CONTINUED

      Investment income for the Master Trust is as follows:

                                                                                  1996                1995
                                                                             -------------       ------------
      Net appreciation (depreciation) in fair value as
        determined by quoted market price:
          U.S. government securities                                         $ (1,744,855)       $  6,284,253
          Corporate debt securities                                            (2,812,728)          3,190,047
          Foreign debt securities                                                (408,567)               -
          Corporate equity securities                                          75,231,983          54,787,093
          Provident Endeavor Growth Fund                                             -             17,174,126
          T. Rowe Price Equity Income Fund                                           -             18,984,069
          Wells Fargo Bank Index Fund                                          49,971,202          32,482,357
          Putnam New Opportunities Fund                                        13,627,254                 -
                                                                             ------------        ------------

                                                                              133,864,289         132,901,945
      Net appreciation (depreciation) in fair value as
        determined by investee company:
          J.P. Morgan Real Estate Fund                                            956,872             277,049
                                                                             ------------        ------------

                                                                              134,821,161         133,178,994
      Interest and dividends                                                   86,597,258          63,014,155
                                                                             ------------        ------------

                                                                             $221,418,419        $196,193,149
                                                                             ============        ============


4.    INCOME TAX STATUS

      The Internal Revenue Service has ruled that the Plan qualifies under
      Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 1996 and 1995 to Form 5500:

                                                                                1996                 1995
                                                                           --------------      --------------
        Net assets available for benefits per the
          financial statement                                              $1,671,101,271      $1,444,701,436
        Amounts allocated to withdrawing participants                          (9,495,606)         (5,918,375)
                                                                           --------------      --------------
        Net assets available for benefits per the
          Form 5500                                                        $1,661,605,665      $1,438,783,061
                                                                           ==============      ==============




                                                                              11
--------------------------------------------------------------------------------

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, CONTINUED

      The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 1996 to Form 5500:

        Benefits paid to participants per the financial statements                                $90,347,515
        Add (deduct) amounts allocated to withdrawing participants:
          Beginning of year                                                                         9,495,606
          End of year                                                                              (5,918,375)

        Benefits paid to participants per Form 5500                                               $93,924,746
                                                                                                  ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.


6.    AMENDMENTS

      The following amendments were made to the Plan during 1996.

      - The eligibility period for participation in the Deferred Income Savings Program was lifted, effective September 1. Employees are immediately eligible to make pre-tax or after-tax contributions of 1% - 12% of eligible compensation.

      - Immediate participation was allowed in the Harris Stock Fund, effective April 1. Employees are able to purchase Harris stock at a 30% discount.

      - Allocation of contributions to investment options was changed to allow allocations in 1% increments (versus 10%), effective March 1.






                                                                              12
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



                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                                Harris Corporation
                                                Union Retirement Plan



                                                /s/ Edward T. Golitko
                                                ----------------------------
                                                Edward T. Golitko
                                                Plan Administrator


Date: December 20, 1996